

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 14, 2010

Douglas F. Lyons
Vice President and Controller
The E.W. Scripps Company
312 Walnut Street
Cincinnati, OH 45202

> **Re:**   **The E.W. Scripps Company**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 5, 2010**
> **Schedule 14A**
> **Filed March 24, 2010**
> **File No. 01-16914**

Dear Mr. Lyons:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief